Wardell Armstrong International Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro, Cornwall, TR3 6EH, United Kingdom Telephone: +44 (0)1872 560738 www.wardell-armstrong.com

TO: EURASIAN MINERALS INC

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

CONSENT OF AUTHOR

I, Phil Newall BSc (ARSM), PhD (ACSM), CEng, FIMMM do hereby consent to the public filing on SEDAR (www.sedar.com) and with the securities regulatory authorities referred to above of the Technical Report prepared by Wardell Armstrong International for EURASIAN MINERALS INC (“EMX”) and IG COPPER LLC with an effective date of May 1, 2015 and dated July 10, 2015, and titled:

NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation

I confirm that I have read the written disclosure by EMX in its news release titled "Eurasian Minerals Reports Initial Resource Estimate and Project Approvals for the Malmyzh Copper-Gold Porphyry Project, Far East, Russia" dated May 26, 2015, and it fairly and accurately represents the information in the Technical Report, for which I am responsible, that supports the disclosure.

Dated this 10th day of July, 2015.

Signature of Qualified Person

Phil Newall
Name of Qualified Person